UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 1-16091

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

PolyOne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation

33587 Walker Rd.

Avon Lake, Ohio 44012

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the PolyOne Retirement Savings Plan, prepared in accordance with the financial reporting requirements of ERISA, are being filed herewith:

Audited Financial Statements and Supplemental Schedules, December 31, 2012 and 2011 with Report of Independent Registered Public Accounting Firm

The following exhibits are being filed herewith:

23.1 Consent of Plante & Moran, PLLC

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the PolyOne Retirement Savings Plan Committee have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 24, 2013	POLYONE RETIREMENT SAVINGS PLAN

	By:	PolyOne Corporation Retirement Plan Committee

	By:	/s/ Richard J. Diemer Jr.
	Name:	Richard J. Diemer Jr.
	Title:	Senior Vice President and Chief Financial Officer

PolyOne Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

The PolyOne Retirement Savings Plan

Retirement Plan Committee

We have audited the accompanying statements of net assets available for benefits of the PolyOne Retirement Savings Plan (the “Plan”) as of December 31, 2012 and December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these basic financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2012 and December 31, 2011, and the changes in its net assets for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio

June 24, 2013

PolyOne Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets

Participant directed investments, at fair value	$402,252,841	$338,495,761
Contribution(s) receivable	257,101	229,026
Participant notes receivable	10,480,703	10,312,011

Net assets available for benefits, with investments at fair value	412,990,645	349,036,798

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,266,721)	794,144

Net assets available for benefits	$411,723,924	$349,830,942

PolyOne Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012
Additions
Interest and dividend income	$10,726,730

Contributions
Participant	12,849,239
Employer	10,826,666
Rollover	820,920
Other	654,873
Net realized and unrealized gains in fair value of investments	53,716,335
Interest on participant notes receivable	467,016

Total Additions	90,061,779

Deductions
Benefits paid directly to participants	27,865,945
Administrative expenses	302,852

Total Deductions	28,168,797

Net increase	61,892,982

Net Assets Available for Benefits
Beginning of year	349,830,942

End of year	$411,723,924

PolyOne Retirement Savings Plan

Notes to Financial Statements

1. Summary Description of the Plan

General

The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers all employees of the Company, other than leased employees, nonresident aliens, other employees regularly employed outside of the United States, and persons classified by the Company as anything other than employees (even if that classification is later changed). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following summary description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan is sponsored by PolyOne Corporation (the Company or Plan Sponsor) and is administered by the PolyOne Corporation Retirement Plan Committee (the Retirement Plan Committee).

Contributions

Employee

Participants may elect a bi-weekly payroll deduction from 1% to 50% of eligible earnings. The Retirement Plan Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax savings option. Participants may elect to participate in one or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.

Employer

The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. For each payroll period, the Company intends to make a retirement contribution for each participant equal to no less than 2% of eligible earnings. Both the employer’s matching contributions and the 2% retirement contributions follow participant’s investment elections.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code, provided certain conditions are met.

The forfeiture account in the Plan totaled $113,112 and $81,380 at December 31, 2012 and 2011, respectively, and is held in the New York Life (NYL) Insurance Company’s Pooled Separate Account (Anchor Account). The balance in this account will be used to fund future Company contributions. Forfeitures used to offset Company contributions totaled $84,719 during the period ended December 31, 2012.

Vesting

Participant contributions and Company matching contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.

Participant Notes Receivable

Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding amounts relating to prior discretionary profit sharing contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate of the trustee, (NYL Insurance Company) plus 1%. Payments on notes receivable are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).

Plan Withdrawals and Distributions

Active participants may make hardship withdrawals from their salary deferral and rollover account. Age-based in-service withdrawals are available from the participant’s vested account balance.

Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of Company matching, retirement, and discretionary contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.

Administrative Expenses

The Plan has entered into agreements with certain service providers for the Plan to receive certain fee rebates which are generally used to pay administrative expenses of the Plan.

Participants are charged investment management fees, which are allocated to participant accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

Participant Notes Receivable

Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Valuation of Investments and Income Recognition

Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. See Note 4 for further discussion and disclosures related to fair value measurements.

The Anchor Account comprises the NYL Insurance Company’s Pooled Separate Account at December 31, 2012 and 2011. The Anchor Account is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Accounting Pronouncements Adopted in 2012

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.

The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Plan adopted ASU 2011-04 during 2012. The adoption did not have a material impact on the Plan’s financial statements.

3. Investments

The fair value (except as noted below) of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2012	2011
NYL Insurance Anchor Account I*	$89,205,732	$77,101,360
PolyOne Corporation Common Stock	58,285,664	45,389,329
PIMCO Total Return Fund	38,206,962	31,822,882
Vanguard Institutional Index	39,348,891	37,181,655
Harbor Capital Appreciation Institutional	31,102,515	27,438,253
American Funds—Euro Pacific Growth Fund	22,411,223	19,727,360

*	Reported at contract value

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31, 2012	Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$32,046,025
Mutual Funds	21,670,310

$53,716,335

In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through TD Ameritrade Retirement Services, and are comprised of various investments made at the sole direction of the Plan participants. Interest and dividend income of $284,432 and net realized and unrealized gains of $979,402 associated with the brokerage accounts are reflected within the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012 and included in the Net Realized and Unrealized Appreciation in Fair Value of Investments.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.

Level 2 – Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 – Fair value is based on unobservable inputs for the assets or liability. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.

The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within Level 1 of the valuation hierarchy. The Plan held interests in a Stable Value Fund, which consists of an investment in the Anchor Account, which is not traded in an active market, and is valued at the net asset value per share of the fund and is classified within Level 2 of the valuation hierarchy. The fair value of the Anchor Account is based on various valuation approaches dependent on the underlying investments in the contract.

The Plan also holds other assets not measured at fair value on a recurring basis, including participant notes receivables. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the use of interest rates that approximate market rates for instruments of similar maturity. Under the fair value hierarchy, the fair value of these assets would be classified under Level 2 of the valuation hierarchy.

The fair values of the Plan assets at December 31, 2012 and 2011, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2012

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Total
Mutual Funds
Large-cap domestic equity funds	$97,312,089	—	—	$97,312,089
Mid-cap domestic equity funds	11,649,069	—	—	11,649,069
Small-cap domestic equity funds	11,604,617	—	—	11,604,617
Retirement aged-based balanced funds	49,747,731	—	—	49,747,731
Bond funds	40,292,391	—	—	40,292,391
International equity funds	22,411,223	—	—	22,411,223

Total Mutual Funds	233,017,120	—	—	233,017,120
Common stock – domestic	76,964,557	—	—	76,964,557
Short-term investments	1,798,711	—	—	1,798,711
Pooled separate account—Stable value fund	—	$90,472,453	—	90,472,453

Total assets at fair value	$311,780,388	$90,472,453	$—	$402,252,841

	Assets at Fair Value as of December 31, 2011

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Mutual Funds
Large-cap domestic equity funds	$88,097,346	—	—	$88,097,346
Mid-cap domestic equity funds	11,515,077	—	—	11,515,077
Small-cap domestic equity funds	10,266,915	—	—	10,266,915
Retirement aged-based balanced funds	37,016,638	—	—	37,016,638
Bond funds	32,476,851	—	—	32,476,851
International equity funds	19,727,360	—	—	19,727,360

Total Mutual Funds	199,100,187	—	—	199,100,187
Common stock – domestic	61,724,133	—	—	61,724,133
Short-term investments	1,364,225	—	—	1,364,225
Pooled separate account—Stable value fund	—	$76,307,216	—	76,307,216

Total assets at fair value	$262,188,545	$76,307,216	$—	$338,495,761

The Plan’s policy is to recognize transfers in and out of the fair value hierarchy as of the beginning of the period for which the transfer occurred. There were no significant transfers between levels of the fair value hierarchy during 2012 and 2011.

Investments in Entities that Calculate Net Asset Value Per Share

The NYL Insurance Company Anchor Account I (the Stable Value Fund) is invested in high-quality fixed income securities. It seeks to provide a low-risk stable investment, offering competitive yields and limited volatility, with guarantee of principal and accumulated interest.

At December 31, 2012 and 2011, the fair value of the Stable Value Fund was $90,472,453 and $76,307,216 respectively. The contract value of the Stable Value Fund at December 31, 2012 and 2011 was $89,205,732 and $77,101,360, respectively. There are no reserves against contract values for credit risk of contract issuer or otherwise.

The average yield was approximately 2.38% and 3.17% in 2012 and 2011, respectively. The average yield of the fund with an adjustment to reflect the actual interest rate credited to participants in the fund was 1.75% and 2.67% for 2012 and 2011, respectively. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable. Further, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Party Transactions

The Plan holds units of a pooled separate account fund managed by the Trustee. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Income Tax Status

In 2010, the Plan received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2012 and 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$411,723,924	$349,830,942
Contributions receivable	(257,101)	(229,026)
Adjustment from fair value to contract value for fully benefit-responsive contracts	1,266,721	(794,144)

Net assets available for benefits per the Form 5500	$412,733,544	$348,807,772

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2012:

December 31, 2012
Net increase in net assets per the financial statements	$61,892,982
Adjustment to report stable value fund at fair value	2,060,865
Contributions receivable	(28,075)

Net income per Form 5500	$63,925,772

PolyOne Retirement Savings Plan

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

Year Ended December 31, 2012

(a) (b)	(c)	(d)	(e)
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost **	Current Value
PolyOne Stock Fund:
Mainstay Cash Reserves Fund I	1,643,614 units		$1,788,266
PolyOne Corporation *	2,854,342 shares		58,285,664
Dow Chemical Stock Fund:
Mainstay Cash Reserves Fund I	7,504 units		10,445
Dow Chemical Company	9,189 shares		297,075
Pooled Separate Account:
NYL Insurance Anchor Account I *	90,472,453 units		90,472,453
Mutual Funds:
PIMCO Total Return Fund (Admin)	3,399,196 units		38,206,962
PIMCO All Asset Fund (Inst)	165,773 units		2,085,429
American Funds—Washington Mutual Investors Fund R5	421,572 units		13,148,832
American Funds—Euro Pacific Growth Fund R5	544,887 units		22,411,223
Mainstay MAP Fund I	387,998 units		13,711,851
Perkins Mid Cap Value Fund (I)	545,880 units		11,649,069
Vanguard Institutional Index (Inst)	301,478 units		39,348,891
Invesco Small Cap Growth Fund A	386,821 units		11,604,617
Harbor Capital Appreciation Inst	731,480 units		31,102,515
T Rowe Price Balanced Fund	941,782 units		19,438,376
T Rowe Price Retirement Income	86,840 units		1,211,415
T Rowe Price Retirement 2005	37,258 units		452,317
T Rowe Price Retirement 2010	37,777 units		622,188
T Rowe Price Retirement 2015	123,309 units		1,588,214
T Rowe Price Retirement 2020	330,788 units		5,914,481
T Rowe Price Retirement 2025	459,126 units		6,023,733
T Rowe Price Retirement 2030	266,311 units		5,038,611
T Rowe Price Retirement 2035	300,287 units		4,017,834
T Rowe Price Retirement 2040	131,985 units		2,519,588
T Rowe Price Retirement 2045	95,343 units		1,211,814
T Rowe Price Retirement 2050	97,698 units		1,041,461
T Rowe Price Retirement 2055	63,349 units		667,699
Brokerage Account	Various investments		18,381,818
Participant loans*	At interest rates ranging from 4.25% to 10.5%		10,480,703

			$412,733,544

*	Indicates party-in-interest to the Plan.
**	Not required